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July 10, 2017	Rita Rubin T +1 312 845 1241 F +1 312 845 5609 Rita.Rubin@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Calamos Investment Trust (the “Trust”) (File Nos. 033-19228 and 811-05443)

Ladies and Gentlemen:

On behalf of the Trust and its series, Calamos High Income Opportunities Fund, formerly Calamos High Income Fund, (the “Fund”), we are filing today, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 110 to the Fund’s Registration Statement under the 1933 Act and Amendment No. 112 under the 1940 Act on Form N-1A. This filing is made for the purpose of revising the Fund’s principal investment risks and strategies.

The Trust requests selective review of this filing in accordance with the Securities and Exchange Commission’s (“SEC”) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

This filing differs from the disclosure previously reviewed by the SEC staff in the Trust’s filing on Form N-1A filed pursuant to Rule 485(a)(1) of the 1933 Act on December 19, 2016 (SEC Accession Number: 0001193125-16-797430) (the “Prior Filing”)1 insofar as it contains revisions to the Fund’s principal investment strategies and risks. Information concerning these changes is set forth in various sections of the prospectus and Statement of Additional Information:

Prospectus

•	“Principal Investment Strategies”
•	“Principal Risks”
•	“Additional Information About Investment Strategies and Related Risks — What are the principal risks specific to each Fund?”

Statement of Additional Information

•	“Investment Practices” Table
•	“Investment Practices — Loan Participations and Assignments”

[1]	The Registrant responded to comments from the SEC staff with respect to the Prior Filing via correspondence filed on January 10, 2017, February 16, 2017 and February 23, 2017 (SEC Accession Numbers 0001193125-17-007031, 0001193125-17-046817 and 0001193125-17-052946, respectively).

Securities and Exchange Commission	- 2 -	July 10, 2017

In addition to the disclosure related to the changes in the Fund’s principal investment strategies and risks, we have also incorporated supplements that have been filed pursuant to Rule 497(e) since the date of the Prior Filing.

Additionally, the Registrant is filing an amendment to the Fourth Amended and Restated Agreement and Declaration of Trust, a letter agreement amending the fee schedule to the investment management agreement, a revised expense limitation agreement, and an amended and restated Rule 18f-3 plan as exhibits to this filing.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin
Rita Rubin, Esq.

cc:	John P. Calamos, Sr.
J. Christopher Jackson, Esq.
Paulita Pike, Esq.

Enclosures